Exhibit 99.1

AMARIN CORPORATION PLC REPORTS MIRAXION IMPROVES STRESS
HORMONE TRANSPORT THROUGH THE BLOOD BRAIN BARRIER IN PRE-
CLINICAL STUDIES

Results support earlier mechanism of action findings in melancholic depression

LONDON, United Kingdom, March 7, 2006 - Amarin Corporation plc (NASDAQ: AMRN) today reported that pre-clinical data from a study conducted at the University of Valencia, Spain, demonstrates that Miraxion (ultra-pure ethyl-eicosapentaenoic acid (E-EPA)) may improve stress hormone (such as cortisol) transport through the blood brain barrier. The investigation was conducted by Professor MV Bermejo, Department of Pharmaceutics, University of Valencia. It is expected that the details of this work will be published in a peer reviewed journal.

Increased plasma levels of cortisol and over-activity of the hypothalamus-pituitary adrenocortical axis (HPA) are considered to be a cause of melancholic depression. Improved blood brain barrier transport of cortisol may lead to a normalisation of cortisol levels and of HPA axis activity resulting in an alleviation of the symptoms of melancholic depression.

Previously, Professor Cai Song, University of Prince Edward Island, an investigator in one of Amarin’s pre-clinical programs, has published data (Molecular Psychiatry 2004, Volume 9, p. 630-638) demonstrating that Miraxion decreased HPA axis over-activity in pre-clinical models of depression. The findings from the University of Valencia and University of Prince Edward Island reinforce the potential mechanism of action of Miraxion in melancholic depression.  It is hypothesised that this effect is related to Miraxion’s ability to sensitize glucocorticoid receptor function.

Melancholic depression is regarded as the most severe form of the depressive disorders, with limited treatment options for patients. It is more prevalent among hospitalized depression patients than among those in the community. Affected persons lack pleasure in almost all activities and do not react to pleasurable stimulation. They may experience extreme slowness of movement or agitation. Melancholic depression is regularly worse in the morning and is accompanied by lack of appetite and weight loss. Amarin estimate the potential global market for melancholic depression to be $2 to 4 billion.

Amarin also acknowledges a clinical study from the University of Edinburgh which was published in the February 2006 issue of the “Journal of Clinical Endocrinology and Metabolism” which reported that high circulating levels of stress hormones such as cortisol may be the cause of depression and Alzheimer's disease in old age. For the first time, researchers have identified that shrinkage of the left anterior cingulate cortex in old age may cause depression and Alzheimer's disease. Smaller left anterior cingulate cortex volumes may be also associated with HPA axis dysregulation in humans. Their results substantiate evidence from pre-clinical studies indicating an important role for the anterior cingulate cortex in suprahypothalamic feedback regulation of the HPA axis. The results also have implications for disorders in which HPA axis dysregulation is frequently observed, such as depression and Alzheimer's disease.

Rick Stewart, Amarin’s Chief Executive Officer, commented “Amarin continues to define the role of Miraxion in the reduction of cortisol levels, the regulation of HPA axis over activity and broader neuroinflammatory processes in the brain. These data, along with additional pre-clinical and human clinical trials, continue to expand our scientific body of knowledge in this exciting area of research. This provides greater insights into Miraxion’s mechanism of action in treating a variety of diseases, such as melancholic depression.”

Rick Stewart continued “In previous Phase II human clinical trials, Miraxion has been shown to be effective in treating major depression that was unresponsive to other treatments, in bipolar depression and in depressive symptoms accompanying borderline personality disorder. Data analysis from previous Phase II studies also supports Miraxion as a potential treatment for melancholic depression. These data may provide an important link in determining which patients will benefit most from treatment with Miraxion.”

About Amarin
Amarin is a neuroscience company focused on the research, development and commercialization of novel drugs for the treatment of central nervous system disorders. Miraxion, Amarin’s lead development compound, is in Phase III development for Huntington’s disease, Phase II development for depressive disorders and pre-clinical development for Parkinson’s disease.

Contacts:

Amarin Corporation plc	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Kim Golodetz (kgolodetz@lhai.com)
Anne Marie Fields (afields@lhai.com)

Media:
Powerscourt	+44 (0) 207 236 5615
Rory Godson/Victoria Brough

For press releases and other corporate information, visit our website at http://www.amarincorp.com. Information on our website is not part of this press release.

Disclosure Notice:

The information contained in this document is as of March 7, 2006. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "project", ”forecast”, "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities, including the phase III trials with Miraxion in Huntington’s disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affective Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in U.K. and U.S. generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as amended by Amendment No. 1 on Form 20-F/A, and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.